UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless to Acquire Numerex Corp.

Acquisition accelerates Device-to-Cloud strategy and scales recurring revenue from IoT services

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 2, 2017--Sierra Wireless, Inc. (“Sierra Wireless”) (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), and Numerex Corp. (“Numerex”) (NASDAQ:NMRX) have entered into a definitive merger agreement (the “Merger Agreement”) under which Sierra Wireless will acquire Numerex in a stock-for-stock merger transaction (the “Transaction”). The Transaction is valued at approximately US$107 million based on Sierra Wireless’ closing stock price on August 1, 2017 of US$29.65 per share and represents a premium of 17.5 percent to Numerex’s 20-day average share price. The acquisition expands Sierra Wireless’ position as a leading global IoT pure-play and will significantly increase its subscription-based recurring services revenue.

Under the terms of the Merger Agreement, Numerex shareholders will receive a fixed exchange ratio of 0.18 common shares of Sierra Wireless for each share of Numerex common stock. Upon completion of the Transaction, Numerex will become a subsidiary of Sierra Wireless and Numerex shareholders will own approximately 10 percent of the common shares of Sierra Wireless on a fully diluted basis. Concurrent with closing, Numerex’s debt of approximately $20 million including fees shall be repaid with Sierra Wireless cash. The Transaction is expected to close in January 2018 subject to the receipt of Numerex shareholder approval and certain regulatory and government approvals, and satisfaction of other customary closing conditions.

“The acquisition of Numerex accelerates our IoT device-to-cloud strategy by adding an established customer base, significant sales capacity, proven solutions and recurring revenue scale,” said Jason Cohenour, President and CEO of Sierra Wireless. “The combination of Sierra Wireless and Numerex will represent a powerful business and technology platform that will enable the company to drive a global leadership position in IoT services and solutions.”

“We believe that combining with Sierra Wireless will strengthen Numerex’s business, advance our product offerings, and accelerate the growth of our recurring revenue streams,” said Ken Gayron, Interim CEO and CFO of Numerex. “The transaction also provides our shareholders the opportunity to participate in the considerable upside potential of the combined company.”

Transaction Benefits

  The acquisition of Numerex accelerates Sierra Wireless’ IoT device-to-cloud strategy:
  Scales Sierra Wireless’ subscription-based recurring revenue from IoT services;
  Significantly bolsters Sierra Wireless’ position in the global IoT market;
  Expands Sierra Wireless’ sales capacity with an experienced team and channel;
  Strong fit with Sierra Wireless organization and operating model goals; and
  Strategically diversifies Sierra Wireless’ services business and revenue mix.

Sierra Wireless expects that recurring revenue from its services business will increase from approximately four percent of annualized revenue today to more than ten percent of annualized revenue upon completion of the Transaction.

Sierra Wireless expects this acquisition to be accretive to non-GAAP earnings per common share approximately twelve months after the close of the Transaction, assuming run-rate synergies and excluding one-time charges.

Board Approval
The Board of Directors of Sierra Wireless has unanimously approved the Transaction. The Board of Directors of Numerex has unanimously approved the Transaction and recommends that Numerex shareholders vote in favor of the Transaction. Numerex shareholders owning approximately 27 percent of Numerex’s outstanding stock have entered into voting agreements under which they have agreed to vote in favor of the Transaction.

Advisors
RBC Capital Markets is acting as financial advisor to Sierra Wireless. Blake, Cassels & Graydon LLP, Skadden, Arps, Slate, Meagher & Flom LLP, and Jones Day are acting as Sierra Wireless’ legal advisors. Deutsche Bank is acting as financial advisor to Numerex and Arnold & Porter Kaye Scholer LLP is acting as Numerex’s legal advisor.

Conference call and webcast
Sierra Wireless will discuss the transaction during its scheduled Second Quarter earnings conference call after market close on Wednesday, August 2, 2017. Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast at 5:30 p.m. Eastern time.

To participate in this conference call, please dial the following:
Toll-free (Canada and US): 1-877-201-0168
Alternate number: 1-647-788-4901
Conference ID: 29726957

A webcast presentation will also be available for viewing in conjunction with the conference call. To access the webcast, please visit: http://event.on24.com/r.htm?e=1435075&s=1&k=2A13E1D01D92FF840DAA2ACE23144F97.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About Numerex Corp.
Numerex Corp. (NASDAQ:NMRX) is a leading provider of managed enterprise solutions enabling the Internet of Things (IoT). The Company's solutions produce new revenue streams or create operating efficiencies for its customers. Numerex provides its technology and services through its integrated platforms, which are generally sold on a subscription basis. The Company offers a portfolio of managed end-to-end IoT solutions including smart devices, network connectivity and service applications capable of addressing the needs of a wide spectrum of vertical markets and industrial customers. The Company's mission is to empower enterprise operations with world-class, managed IoT solutions that are simple, innovative, scalable, and secure. For additional information, please visit www.numerex.com.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including, but not limited to, statements and information regarding the benefits of the transaction, the combined company’s future business prospects, performance and growth program, revenues and the expectation that the acquisition will be accretive approximately one year after the closing of the transaction.

Forward-looking statements:

  Typically include words and phrases about the future such as “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.
  Are not promises or guarantees of future performance. They represent our current expectations and assumptions and may change significantly. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to update the forward-looking statements provided to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.
  Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of Numerex and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on our business relationships, operating results, and business generally, (v) risks related to diverting management’s attention from our ongoing business operations, (vi) the risk that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period, (vii) the outcome of any legal proceedings that may be instituted against either company related to the merger agreement or the transaction, (viii) our ability to successfully integrate Numerex’s operations, product lines, and technology within the expected time-line or at all, and (ix) our ability to implement our plans, forecasts, and other expectations with respect to Numerex’s business after the completion of the proposed merger and realize additional opportunities for growth and innovation.
  The foregoing list of factors is not exclusive. Additional risk factors are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

No Offer or Solicitation
This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed acquisition of Numerex by Sierra Wireless. In connection with the proposed merger, Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of Numerex that also constitutes a prospectus of Sierra Wireless. After the registration statement is declared effective, Numerex will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Additional Information about the Merger and Where to Find It
Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Sierra Wireless with the SEC will also be available free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com.

Participants in Solicitation Relating to the Merger
This communication is not a solicitation of proxies in connection with the proposed merger of Sierra Wireless and Numerex. However, Numerex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Numerex’s shareholders in respect of the proposed merger. Information regarding Numerex’s directors and executive officers can be found in Numerex’s Form 10-K/A filed with the SEC on May 1, 2017, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Numerex using the sources indicated above.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration expense, restructuring expense, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

CONTACT:
Sierra Wireless
Investors:
David Climie, +1 (604) 231 1137
VP Investor Relations and Corporate Development
dclimie@sierrawireless.com
or
Media:
Kim Homeniuk, +1 (604) 233 8028
Sr. Manager, Public Relations
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	August 2, 2017